UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève
L-1643, Luxembourg

Grand Duchy of Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

Corporación América Airports S.A. (the “Company”) held its annual general meeting of shareholders (the “Meeting”) on Thursday, May 20, 2021, at 4:00 pm (Central European Summer time). The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Results of the Meeting

1.                 Presentation of the annual accounts of the Company for the financial year ended December 31, 2020 (the “2020 Financial Year”), of the consolidated financial statements for the 2020 Financial Year as well as the management report and independent auditor’s report for the 2020 Financial Year.

The Meeting acknowledged the presentation of the International Accounting Standards Board (“IASB”) and the European Union International Financing Reporting Standards (“EU IFRS”) consolidated financial statements of the Company for the 2020 Financial Year and the Company’s annual accounts for the 2020 Financial Year (together, the “Financial Statements”), the management report and the report of the Company’s independent auditor for the 2020 Financial Year.

The proposals listed below were approved at the Meeting by the affirmative vote of a simple majority of the voting rights present or duly represented at the Meeting:

2.                    Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The Meeting resolved to approve the Financial Statements and the management report and to acknowledge the report of the Company’s independent auditor.

3.                    Allocation of results for the 2020 Financial Year.

The Meeting acknowledged that the Company has made a profit with respect to the 2020 Financial Year, in an aggregate amount of USD 18,103,083.06 (the “Profit”). The Meeting resolved to (i) allocate an amount of USD 905,154.15 (nine hundred five thousand one hundred fifty-four United States Dollars and fifteen cents) out of the Profit made during the 2020 Financial Year to the legal reserve, in accordance with article 461-1 of the law dated 10 August 1915 on commercial companies, as amended and (ii) set-off a portion of the losses incurred by the Company during the previous financial years and brought forward by an amount of USD 17,197,928.91 (seventeen million one hundred ninety-seven thousand nine hundred twenty-eight United States Dollars and ninety-one cents) out of the Profit made during the 2020 Financial Year.

4.                    Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2020 Financial Year.

The Meeting resolved to grant discharge (quitus) to each of the members of the board of directors of the Company (the “Board”) for the performance of their duties as members of the Board for, and in connection with, the 2020 Financial Year.

5.                    Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The Meeting resolved to approve, authorise and, to the extent necessary, ratify the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2020 Financial Year, to an aggregate amount of EUR 281,250 (two hundred eighty-one thousand two hundred fifty euro).

6.                    Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2021.

The Meeting resolved to renew the mandate of PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2021, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal

By:	/s/ Jorge Arruda
Name:	Jorge Arruda
Title:	Chief Financial Officer

Date: May 21, 2021